FSI Low Beta Absolute Return Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FSI Low Beta Absolute Return Fund (the “Fund”) (File No. 811-22595)

Request for Withdrawal of Amendment No. 16 to the Fund’s Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Fund, I respectfully request the withdrawal of Amendment No. 16 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940 and Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2 under the Act (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on October 23, 2018 (Accession No. 0001398344-18-015183) in order to update the Fund’s financial statements and make certain other limited changes.  The Amendment is being withdrawn as the Registration Statement is close to reaching the three year expiration date set forth in Rule 415 of the Act. Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Simon Berry, Secretary of the Fund, by email at sberry@ultimusfundsolutions.com.  If you have any questions, please do not hesitate to contact me at: 513.346.4190.

Very truly yours,

/s/ Simon Berry

Simon Berry Secretary of the Fund